UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Mylan N.V.

(Name of Issuer)

Ordinary Shares, Nominal Value €0.01 Per Share

(Title of Class of Securities)

N59465 109

(CUSIP Number)

Hubert L. Allen

Executive Vice President, General Counsel and Secretary

Abbott Laboratories

100 Abbott Park Road

Abbott Park, Illinois 60064-6092

(224) 667-6100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Craig A. Roeder

Baker & McKenzie LLP

300 Randolph Street

Chicago, Illinois 60601

(312) 861-8000

March 23, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. N59465 109	13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons [Entities Only] Abbott Laboratories (I.R.S. Identification No. 36-0698440)

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Fund OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	Sole Voting Power -0-

Shared Voting Power 25,750,000

Sole Dispositive Power -0-

Shared Dispositive Power 25,750,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,750,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.81%

14	Type of Reporting Person CO

CUSIP No. N59465 109	13D

1	Names of Reporting Persons Abbott Products

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	Sole Voting Power -0-

Shared Voting Power 18,782,018

Sole Dispositive Power -0-

Shared Dispositive Power 18,782,018

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,782,018

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.51%

14	Type of Reporting Person CO

CUSIP No. N59465 109	13D

1	Names of Reporting Persons Abbott Investments Luxembourg S.à r.l.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	Sole Voting Power -0-

Shared Voting Power 6,967,982

Sole Dispositive Power -0-

6,967,982

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,967,982

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.30%

14	Type of Reporting Person CO

Item 1.         Security and Issuer.

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) relates to the ordinary shares, nominal value €0.01 per share (the “Ordinary Shares”), of Mylan N.V., a public limited company (naamloze vennootschap) incorporated under the laws of the Netherlands (the “Issuer”), and amends the Statement on Schedule 13D filed by Abbott Laboratories and certain of its subsidiaries on March 6, 2015, as amended as of April 6, 2015, April 10, 2015, June 18, 2015 and August 10, 2015 (as so amended, the “Initial Statement”). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Initial Statement. Capitalized terms used but not defined in this Amendment No. 5 have the respective meanings set forth in the Initial Statement.

Item 5.         Interest in Securities of the Issuer.

This Amendment No. 5 amends Item 5 of the Initial Statement by inserting the following after the last paragraph of Item 5:

“On March 23, 2017, the Reporting Persons sold a total of 44,000,000 Ordinary Shares through a privately-negotiated block trade  pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, at a price of $41.60 per Ordinary Share, not including discounts and commission.  Following completion of the sale transaction, the Reporting Persons beneficially own an aggregate of 25,750,000 Ordinary Shares, representing approximately 4.81% of the outstanding Ordinary Shares. The foregoing percentage beneficial ownership is based on a total of 535,496,988 Ordinary Shares outstanding as of February 24, 2017, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2017

ABBOTT LABORATORIES

By:	/s/ Hubert L. Allen
Name: Hubert L. Allen
Title: Executive Vice President, General Counsel and Secretarv

ABBOTT PRODUCTS

By:	/s/ Hubert L. Allen
Name: Hubert L. Allen
Title: Attorney-in-Fact

ABBOTT INVESTMENTS
LUXEMBOURG S.À R.L.

By:	/s/ Hubert L. Allen
Name: Hubert L. Allen
Title: Attorney-in-Fact